Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and six months ended June 30, 2026 and 2025

Rogers Communications Inc.	1	Second Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2026	2025	2026	2025

Revenue	5	5,615	5,216	11,097	10,192

Operating expenses:
Operating costs	6	3,173	2,854	6,291	5,576
Depreciation and amortization		1,194	1,184	2,415	2,350
Restructuring, acquisition and other	7	211	238	260	365
Finance costs	8	565	628	1,008	1,207
Gain on disposition of assets	21	(30)	—	(30)	—
Other expense (income)	9	1,019	(9)	1,015	(7)

(Loss) income before income tax expense		(517)	321	138	701
Income tax expense		148	173	321	273

Net (loss) income for the period		(665)	148	(183)	428

Net (loss) income for the period attributable to:
RCI shareholders		(726)	157	(288)	437
Non-controlling interest		61	(9)	105	(9)

(Loss) earnings per share attributable to RCI shareholders:
Basic	10	($1.34)	$0.29	($0.53)	$0.81
Diluted	10	($1.37)	$0.29	($0.55)	$0.79
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025

Net (loss) income for the period	(665)	148	(183)	428

Other comprehensive (loss) income:

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	—	67	—	67
Related income tax expense	—	(18)	—	(18)

Defined benefit pension plans	—	49	—	49

Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	1	(3)	12	(24)
Related income tax recovery (expense)	—	1	(1)	2

Equity investments measured at FVTOCI	1	(2)	11	(22)
Items that will not be reclassified to income	1	47	11	27

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	79	(895)	508	(622)
Reclassification to net income of (gain) loss on debt derivatives	(467)	1,371	(775)	1,379
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives	—	(9)	(2)	(38)
Reclassification to net income for accrued interest	(24)	(25)	(44)	(58)
Related income tax (expense) recovery	(8)	135	(61)	67

Cash flow hedging derivative instruments	(420)	577	(374)	728
Items that may subsequently be reclassified to income	(420)	577	(374)	728

Other comprehensive (loss) income for the period	(419)	624	(363)	755

Comprehensive (loss) income for the period	(1,084)	772	(546)	1,183

Comprehensive (loss) income for the period attributable to:
RCI shareholders	(1,145)	781	(651)	1,192
Non-controlling interest	61	(9)	105	(9)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at June 30	As at December 31
	Note	2026	2025

Assets
Current assets:
Cash and cash equivalents		1,726	1,344
Accounts receivable	12	5,728	6,105
Inventories		553	550
Current portion of contract assets		153	151
Other current assets		1,341	1,239
Current portion of derivative instruments	11	303	99
Total current assets		9,804	9,488

Property, plant and equipment		26,286	26,307
Intangible assets		28,771	28,898
Investments	13	1,292	1,291
Derivative instruments	11	960	746
Financing receivables	12	1,065	1,198
Other long-term assets		2,093	2,052
Goodwill		20,032	20,032

Total assets		90,303	90,012

Liabilities and equity
Current liabilities:
Short-term borrowings	14	2,237	4,000
Accounts payable and accrued liabilities		4,375	4,831
Other current liabilities	20	4,838	3,831
Contract liabilities		952	1,114
Current portion of long-term debt	15	4,855	1,186
Current portion of lease liabilities	16	728	690
Total current liabilities		17,985	15,652

Provisions		56	55
Long-term debt	15	35,191	35,872
Lease liabilities	16	2,687	2,428
Other long-term liabilities		2,063	2,225
Deferred tax liabilities		9,471	9,494
Total liabilities		67,453	65,726

Equity
Equity attributable to RCI shareholders		16,559	17,751
Non-controlling interest		6,291	6,535
Equity	17	22,850	24,286

Total liabilities and equity		90,303	90,012

Subsequent events	15, 17, 20

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Attributable to RCI shareholders
	Class A Voting Shares		Class B Non-Voting Shares
Six months ended June 30, 2026	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total	Non- controlling interest	Total equity
Balances, January 1, 2026	71	111,152	2,415	429,073	16,528	32	(1,305)	10	17,751	6,535	24,286
Net income for the period	—	—	—	—	(288)	—	—	—	(288)	105	(183)

Other comprehensive income:
FVTOCI investments, net of tax	—	—	—	—	—	11	—	—	11	—	11
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(375)	—	(375)	—	(375)
Total other comprehensive income (loss)	—	—	—	—	—	11	(375)	—	(364)	—	(364)
Comprehensive income (loss) for the period	—	—	—	—	(288)	11	(375)	—	(652)	105	(547)

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(540)	—	—	—	(540)	—	(540)
Share class exchange	—	(3)	—	3	—	—	—	—	—	—	—

Dividends declared by a subsidiary to non-controlling interests (note 17)	—	—	—	—	—	—	—	—	—	(349)	(349)
Total transactions with shareholders	—	(3)	—	3	(540)	—	—	—	(540)	(349)	(889)

Balances, June 30, 2026	71	111,149	2,415	429,076	15,700	43	(1,680)	10	16,559	6,291	22,850

	Attributable to RCI shareholders
	Class A Voting Shares		Class B Non-Voting Shares
Six months ended June 30, 2025	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total	Non- controlling interest	Total equity
Balances, January 1, 2025	71	111,152	2,250	424,949	10,630	(7)	(2,551)	10	10,403	—	10,403
Net income (loss) for the period	—	—	—	—	437	—	—	—	437	(9)	428

Other comprehensive income:
Defined benefit pension plans, net of tax	—	—	—	—	49	—	—	—	49	—	49
FVTOCI investments, net of tax	—	—	—	—	—	(22)	—	—	(22)	—	(22)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	728	—	728	—	728
Total other comprehensive income (loss)	—	—	—	—	49	(22)	728	—	755	—	755
Comprehensive income (loss) for the period	—	—	—	—	486	(22)	728	—	1,192	(9)	1,183

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(538)	—	—	—	(538)	—	(538)
Share price change on DRIP dividends	—	—	—	—	(2)	—	—	—	(2)	—	(2)

Non-controlling interests in shares of a subsidiary (note 17)	—	—	—	—	—	—	—	—	—	6,656	6,656
Shares issued as settlement of dividends (note 17)	—	—	165	4,124	—	—	—	—	165	—	165
Total transactions with shareholders	—	—	165	4,124	(540)	—	—	—	(375)	6,656	6,281

Balances, June 30, 2025	71	111,152	2,415	429,073	10,576	(29)	(1,823)	10	11,220	6,647	17,867

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Second Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2026	2025	2026	2025
Operating activities:
Net (loss) income for the period		(665)	148	(183)	428
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,194	1,184	2,415	2,350
Program rights amortization		33	31	86	50
Finance costs	8	565	628	1,008	1,207
Income tax expense		148	173	321	273
Post-employment benefits contributions, net of expense		18	19	34	36
Income from associates and joint ventures	9	(14)	—	(17)	(2)
Gain on disposition of assets		(30)	—	(30)	—
Loss on revaluation of MLSE put liability	20	1,034	—	1,034	—
Other		16	(38)	37	(35)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		2,299	2,145	4,705	4,307
Change in net operating assets and liabilities	21	(160)	(28)	(319)	(111)
Income taxes paid		(166)	(126)	(366)	(314)
Interest paid, net		(456)	(395)	(1,008)	(990)

Cash provided by operating activities		1,517	1,596	3,012	2,892

Investing activities:
Capital expenditures	21	(695)	(831)	(1,503)	(1,809)
Additions to program rights and other intangible assets		(43)	(24)	(141)	(48)
Changes in non-cash working capital related to investing activities		(83)	(68)	(195)	(56)
Acquisitions and other strategic transactions, net of cash acquired		—	—	(85)	—
Other		(6)	7	(9)	8

Cash used in investing activities		(827)	(916)	(1,933)	(1,905)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	14	161	(483)	(1,791)	(1,336)
Net (repayment) issuance of long-term debt	15	—	(2,178)	2,169	424
Net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives	11	20	(6)	26	77
Transaction costs incurred	15	(2)	(61)	(29)	(99)
Principal payments of lease liabilities	16	(141)	(134)	(297)	(267)
Dividends paid to RCI shareholders	17	(270)	(188)	(540)	(373)
Distributions paid by subsidiaries to non-controlling interests	17	(117)	—	(233)	—
Issuance of subsidiary shares to non-controlling interest	17	—	6,656	—	6,656
Other		(1)	(3)	(2)	(4)

Cash (used in) provided by financing activities		(350)	3,603	(697)	5,078

Change in cash and cash equivalents		340	4,283	382	6,065
Cash and cash equivalents, beginning of period		1,386	2,680	1,344	898

Cash and cash equivalents, end of period		1,726	6,963	1,726	6,963

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Second Quarter 2026

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is Canada's communications, sports and entertainment company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, sports team ownership, television and radio broadcasting, specialty channels, and digital media.

During the six months ended June 30, 2026, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and Maple Leaf Sports & Entertainment Ltd. (MLSE). Effective July 2025, TSC was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2025 (2025 financial statements).

References in these financial statements to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see note 3 to our 2024 financial statements. References to the MLSE Transaction are to our acquisition of BCE Inc.'s (Bell) indirect 37.5% interest in MLSE on July 1, 2025. For additional details, see "MLSE Transaction" in our 2025 Annual MD&A and our 2025 financial statements. References to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network. For additional details, see "Subsidiary Equity Investment" in our 2025 Annual MD&A and our 2025 financial statements.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and six months ended June 30, 2026 (second quarter 2026 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2025 financial statements. These second quarter 2026 interim financial statements were approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on July 21, 2026.

NOTE 2: MATERIAL ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these second quarter 2026 interim financial statements include only material transactions and changes occurring for the six months since our year-end of December 31, 2025 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These second quarter 2026 interim financial statements should be read in conjunction with the 2025 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

Rogers Communications Inc.	7	Second Quarter 2026

New Accounting Pronouncements Adopted in 2026
We adopted the following IFRS amendments in 2026. They did not have a material effect on our consolidated financial statements.
•Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has not issued any new or amended accounting pronouncements in 2026.

The IASB has issued the following new standard that will become effective in future years:
•IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve the structure and content of the primary financial statements and comparability between issuers (January 1, 2027). The focus of IFRS 18 is on presentation in the statement of income by requiring income and expenses to be classified into operating, investing, and financing categories. The main business activities of a company drive classification of income and expense into appropriate categories and further disaggregation of operating expense line items will be required in the statement of income. It also introduces defined subtotals of "operating profit" and "profit before financing and income taxes" in the statement of income to improve comparability between companies. Impacts on the statement of cash flows include eliminating classification options for interest and dividend receipts (must be classified as investing) and payments (must be classified as financing). In addition, IFRS 18 provides guidance on the disclosure of "management-defined performance measures" in relation to the statement of income, including reconciliation requirements.

We are continuing to assess the impacts IFRS 18 will have on our consolidated financial statements. We expect our consolidated statements of income will be presented differently under IFRS 18 and there will be recategorizations of certain line items in the statements of income and statements of cash flows.

NOTE 3: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the interim condensed consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. While our debt leverage ratio has increased as a result of the MLSE Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable. As at June 30, 2026 and December 31, 2025, we met our objectives for these metrics.

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2026	2025

Adjusted net debt [1,2]	38,006	38,856
Divided by: trailing 12-month adjusted EBITDA	10,010	9,820

Debt leverage ratio	3.8	4.0
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.

Rogers Communications Inc.	8	Second Quarter 2026

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2026	2025	2026	2025

Adjusted EBITDA	4	2,442	2,362	4,806	4,616
Deduct (add):
Capital expenditures [1]	21	695	831	1,503	1,809
Interest on borrowings, net and capitalized interest	8	494	480	970	982
Cash income taxes [2]		166	126	366	314
Distributions paid by subsidiaries to non-controlling interests		117	—	233	—
Net cash proceeds on subsidiary equity derivatives [3]		(12)	—	(24)	—

Free cash flow		982	925	1,758	1,511
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.
3    Reflects the impact of the subsidiary equity derivatives, which we entered into to economically hedge the distributions to non-controlling interests. See note 11 for more information.

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2026	2025	2026	2025

Cash provided by operating activities		1,517	1,596	3,012	2,892
Add (deduct):
Capital expenditures	21	(695)	(831)	(1,503)	(1,809)
Interest on borrowings, net and capitalized interest	8	(494)	(480)	(970)	(982)
Interest paid		456	395	1,008	990
Restructuring, acquisition and other	7	211	238	260	365
Program rights amortization		(33)	(31)	(86)	(50)
Change in net operating assets and liabilities	21	160	28	319	111
Distributions paid by subsidiaries to non-controlling interests	17	(117)	—	(233)	—
Net cash proceeds on subsidiary equity derivatives	17	12	—	24	—
Post-employment benefit contributions, net of expense		(18)	(19)	(34)	(36)
Cash flows relating to other operating activities		(16)	38	(37)	35
Other investment income	9	(1)	(9)	(2)	(5)

Free cash flow		982	925	1,758	1,511

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage (including through monitoring our access to capital markets), and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at June 30, 2026 and December 31, 2025, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. During the three and six months ended June 30, 2026, we borrowed nil (2025 - $34 million and $62 million) under this facility.

Rogers Communications Inc.	9	Second Quarter 2026

As at June 30, 2026		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		1,726	—	—	—	1,726
Bank credit facilities [2]:
Revolving	15	4,260	—	11	642	3,607
Non-revolving	15	300	300	—	—	—
Outstanding letters of credit		75	—	75	—	—
Receivables securitization [2]	14	2,400	1,600	—	—	800

Total		8,761	1,900	86	642	6,133
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2025		Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)	Note

Cash and cash equivalents		1,344	—	—	1,344
Bank credit facilities [1]:
Revolving	15	4,260	115	10	4,135
Non-revolving	14, 15	2,300	2,300	—	—
Outstanding letters of credit		45	—	45	—
Receivables securitization [1]	14	2,400	2,000	—	400

Total		10,349	4,415	55	5,879
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. Effective July 2025, TSC was transferred from the Media segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results. We follow the same accounting policies for our segments as those described in note 2 of our 2025 financial statements. Segment results include items directly attributable to a segment as well as those that have been allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	10	Second Quarter 2026

Information by Segment

Three months ended June 30, 2026	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	2,504	1,962	1,075	74	5,615
Revenue from internal customers		36	22	80	(138)	—
Total revenue		2,540	1,984	1,155	(64)	5,615
Operating costs	6	1,227	826	1,086	34	3,173

Adjusted EBITDA		1,313	1,158	69	(98)	2,442

Depreciation and amortization						1,194
Restructuring, acquisition and other	7					211
Finance costs	8					565
Gain on disposition of assets	21					(30)
Other expense	9					1,019

Loss before income taxes						(517)

Three months ended June 30, 2025	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	2,513	1,951	679	73	5,216
Revenue from internal customers		27	17	78	(122)	—
Total revenue		2,540	1,968	757	(49)	5,216
Operating costs	6	1,235	821	749	49	2,854

Adjusted EBITDA		1,305	1,147	8	(98)	2,362

Depreciation and amortization						1,184
Restructuring, acquisition and other	7					238
Finance costs	8					628
Other income	9					(9)

Income before income taxes						321

Six months ended June 30, 2026	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	5,061	3,894	1,991	151	11,097
Revenue from internal customers		70	38	152	(260)	—
Total revenue		5,131	3,932	2,143	(109)	11,097
Operating costs	6	2,495	1,652	2,074	70	6,291

Adjusted EBITDA		2,636	2,280	69	(179)	4,806

Depreciation and amortization						2,415
Restructuring, acquisition and other	7					260
Finance costs	8					1,008
Gain on disposition of assets	21					(30)
Other expense	9					1,015

Income before income taxes						138

Rogers Communications Inc.	11	Second Quarter 2026

Six months ended June 30, 2025	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	5,034	3,869	1,142	147	10,192
Revenue from internal customers		50	34	157	(241)	—
Total revenue		5,084	3,903	1,299	(94)	10,192
Operating costs	6	2,468	1,648	1,354	106	5,576

Adjusted EBITDA		2,616	2,255	(55)	(200)	4,616

Depreciation and amortization						2,350
Restructuring, acquisition and other	7					365
Finance costs	8					1,207
Other income	9					(7)

Income before income taxes						701

NOTE 5: REVENUE

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Wireless
Service revenue from external customers	1,954	1,972	3,951	3,975
Service revenue from internal customers	36	27	70	50
Service revenue	1,990	1,999	4,021	4,025
Equipment revenue from external customers	550	541	1,110	1,059
Total Wireless	2,540	2,540	5,131	5,084

Cable
Service revenue from external customers	1,952	1,944	3,874	3,851
Service revenue from internal customers	22	17	38	34
Service revenue	1,974	1,961	3,912	3,885
Equipment revenue from external customers	10	7	20	18
Total Cable	1,984	1,968	3,932	3,903

Media
Revenue from external customers	1,075	679	1,991	1,142
Revenue from internal customers	80	78	152	157
Total Media	1,155	757	2,143	1,299

Corporate items
Revenue from external customers	74	73	151	147
Revenue from internal customers	3	9	16	17
Total corporate items	77	82	167	164

Intercompany eliminations	(141)	(131)	(276)	(258)

Total revenue	5,615	5,216	11,097	10,192

Total service revenue	5,055	4,668	9,967	9,115
Total equipment revenue	560	548	1,130	1,077

Total revenue	5,615	5,216	11,097	10,192

Rogers Communications Inc.	12	Second Quarter 2026

NOTE 6: OPERATING COSTS

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Cost of equipment sales	510	532	1,057	1,049
Merchandise for resale	73	51	124	93
Goods and services purchased	1,837	1,620	3,620	3,266
Employee salaries, benefits, and stock-based compensation	753	651	1,490	1,168

Total operating costs	3,173	2,854	6,291	5,576

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	207	213	245	303
Shaw Transaction integration-related costs	4	25	15	62

Total restructuring, acquisition and other	211	238	260	365

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in 2025 and 2026 primarily include severance and other departure-related costs associated with the targeted restructuring of our employee base, specifically including $120 million arising from a voluntary departure program in 2026. For the six months ended June 30, 2026, we also incurred costs associated with certain litigation. In 2025, these costs also included costs related to the network transaction, an unfavourable regulatory decision related to retransmission of distant signals, and real estate rationalization programs.

The Shaw Transaction integration-related costs in 2025 and 2026 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

NOTE 8: FINANCE COSTS

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2026	2025	2026	2025

Interest on borrowings, net [1]		502	488	984	999
Interest on lease liabilities	16	41	36	80	72
Interest on post-employment benefits		(1)	(1)	(3)	(3)
Loss (gain) on foreign exchange		30	(75)	37	(86)
Change in fair value of derivative instruments		(23)	59	(35)	72
Change in fair value of subsidiary equity derivative instruments [2]		(16)	93	(121)	93
Capitalized interest		(8)	(8)	(14)	(17)
Deferred transaction costs and other		40	36	80	77

Total finance costs		565	628	1,008	1,207
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the change in fair value of derivatives entered into related to the network transaction (see note 11 for more information).

Rogers Communications Inc.	13	Second Quarter 2026

NOTE 9: OTHER EXPENSE (INCOME)

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2026	2025	2026	2025

Income from associates and joint ventures		(14)	—	(17)	(2)
Loss on revaluation of MLSE put liability	20	1,034	—	1,034	—
Other income		(1)	(9)	(2)	(5)

Total other expense (income)		1,019	(9)	1,015	(7)

NOTE 10: (LOSS) EARNINGS PER SHARE

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts)	2026	2025	2026	2025

Numerator (basic) - Net (loss) income attributable to RCI shareholders for the period	(726)	157	(288)	437

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	540	540	540	539
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	—	1	—	1

Weighted average number of shares outstanding - diluted	540	541	540	540

(Loss) earnings per share attributable to RCI shareholders:
Basic	($1.34)	$0.29	($0.53)	$0.81
Diluted	($1.37)	$0.29	($0.55)	$0.79

For the three and six months ended June 30, 2026 and 2025, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net loss for the three and six months ended June 30, 2026 was increased by $16 million and $10 million (2025 - net income was reduced by $1 million and $8 million), respectively, in the diluted earnings per share calculation.

For the three and six months ended June 30, 2026, a total of 11,894,102 options (2025 - 12,204,957) were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 11: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 15). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings, with the exception of the interest rate swaps acquired in the MLSE Transaction, have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	14	Second Quarter 2026

Credit facilities and US CP
The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and six months ended June 30, 2026 and 2025.

		Three months ended June 30, 2026			Six months ended June 30, 2026
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program
Debt derivatives entered	1,235	1.379	1,703	2,089	1.377	2,876
Debt derivatives settled	1,111	1.382	1,535	1,639	1.377	2,257
Net cash received on settlement			10			3

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	1,006	1.391	1,399	4,148	1.423	5,902
Debt derivatives settled	2,052	1.386	2,845	5,196	1.413	7,342
Net cash paid on settlement			(51)			(68)

US commercial paper program
Debt derivatives entered	—	—	—	299	1.435	429
Debt derivatives settled	—	—	—	613	1.431	877
Net cash received on settlement			—			2

As at June 30, 2026, we had US$450 million notional amount of debt derivatives outstanding relating to our US CP program (December 31, 2025 - nil), at an average rate of $1.385/US$ (December 31, 2025 - nil/US$).

Subordinated notes
Below is a summary of the debt derivatives we entered into related to subordinated notes during the six months ended June 30, 2026 and 2025.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2026 issuances
March 27, 2026	750	2056	6.875%	6.193%	1,034

2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at June 30, 2026, we had US$16,661 million (December 31, 2025 - US$15,911 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.291/US$ (December 31, 2025 - $1.287/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

Rogers Communications Inc.	15	Second Quarter 2026

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30, 2026			Six months ended June 30, 2026
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	54	1.407	76	91	1.396	127
Debt derivatives settled	66	1.348	89	132	1.356	179
Net cash paid on settlement			(2)			(1)

	Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	55	1.400	77	114	1.395	159
Debt derivatives settled	61	1.344	82	120	1.350	162
Net cash received on settlement			2			5

As at June 30, 2026, we had US$369 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2025 - US$410 million) with terms to maturity ranging from July 2026 to June 2029 (December 31, 2025 - January 2026 to December 2028) at an average rate of $1.373/US$ (December 31, 2025 - $1.365/US$).

Expenditure derivatives
We use foreign currency forward contracts and option contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes. Changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2026 and December 31, 2025.

	As at June 30		As at December 31
(in millions of dollars)	2026		2025
Type of hedge	Amount to receive (US$)	Amount to pay (Cdn$)	Amount to receive (US$)	Amount to pay (Cdn$)	Maturity	Hedged item
Cash flow	836	1,142	1,429	1,955	2026	Anticipated purchases
Cash flow	1,129	1,524	609	826	2027	Anticipated purchases
Cash flow	130	175	40	54	2028	Anticipated purchases
Cash flow	25	34	—	—	2029	Anticipated purchases
Cash flow	292	380	305	397	2026-2039	Future Toronto Blue Jays player compensation
Economic	—	—	216	285	2026	Anticipated purchases
Economic	100	137	420	565	2027	Anticipated purchases
Economic	85	117	205	275	2028	Anticipated purchases
Economic	45	61	45	61	2029	Anticipated purchases

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2026, we had equity derivatives outstanding for 6.5 million (December 31, 2025 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $48.20 (December 31, 2025 - $46.81).

During the six months ended June 30, 2026, we entered into 1 million equity derivatives with a weighted average price of $55.23.

Rogers Communications Inc.	16	Second Quarter 2026

During the three months ended June 30, 2026, we reset the pricing on 0.2 million existing equity derivatives, resulting in net proceeds of $0.6 million. We also executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2027 (from April 2026). The weighted average cost was adjusted to $48.20 per share.

Subsidiary equity derivatives
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

Cash settlements on debt derivatives and subsidiary equity derivatives
The table below summarizes the net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives during the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Credit facilities	—	(51)	—	(68)
US commercial paper program	10	—	3	2
Senior and subordinated notes	—	—	—	95
Lease liabilities	(2)	2	(1)	5
Subsidiary equity derivatives	12	43	24	43

Net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives	20	(6)	26	77

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of derivatives in an asset position, the credit adjustment for the financial institution counterparty is added to the risk-free value to determine the estimated credit-adjusted value for each derivative. For those derivatives in a liability position, our credit adjustment is added to the risk-free value for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.
The fair value of the MLSE put liability is based on the agreed-upon amount to purchase the remaining 25% interest in MLSE from the non-controlling interest holder (see note 20).

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no financial instruments in Level 1 as at June 30, 2026 or December 31, 2025. There were no transfers between Level 1, Level 2, or Level 3 during the three and six months ended June 30, 2026 or 2025.

Rogers Communications Inc.	17	Second Quarter 2026

Below is a summary of our financial instruments carried at fair value as at June 30, 2026 and December 31, 2025.

	Carrying value		Fair value (Level 2)		Fair value (Level 3)
	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31
(In millions of dollars)	2026	2025	2026	2025	2026	2025
Financial assets
Investments, measured at FVTOCI:
Investments in private companies	224	212	—	—	224	212
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,068	787	1,068	787	—	—
Debt derivatives not accounted for as hedges	15	—	15	—	—	—
Expenditure derivatives accounted for as cash flow hedges	98	20	98	20	—	—
Equity derivatives not accounted for as hedges	22	37	22	37	—	—
Subsidiary equity derivatives not accounted for as hedges	60	1	60	1	—	—
Total financial assets	1,487	1,057	1,263	845	224	212

Financial liabilities
Long-term debt (including current portion)	40,046	37,058	38,913	36,523	—	—
MLSE put liability	4,350	3,316	—	—	4,350	3,316
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	545	645	545	645	—	—
MLSE interest rate swap	5	7	5	7	—	—
Expenditure derivatives accounted for as cash flow hedges	—	28	—	28	—	—
Expenditure derivatives not accounted for as hedges	4	17	4	17	—	—
Equity derivatives not accounted as hedges	36	9	36	9	—	—
Subsidiary equity derivatives not accounted for as hedges	—	36	—	36	—	—
Virtual power purchase agreement not accounted for as a hedge	5	6	5	6	—	—
Total financial liabilities	44,991	41,122	39,508	37,271	4,350	3,316

NOTE 12: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at June 30	As at December 31
(In millions of dollars)	2026	2025

Current financing receivables	2,337	2,448
Long-term financing receivables	1,065	1,198

Total financing receivables	3,402	3,646

NOTE 13: INVESTMENTS

	As at June 30	As at December 31
(In millions of dollars)	2026	2025

Investments in private companies, measured at FVTOCI	224	212
Investments, associates and joint ventures	1,068	1,079

Total investments	1,292	1,291

Rogers Communications Inc.	18	Second Quarter 2026

NOTE 14: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at June 30, 2026 and December 31, 2025.

	As at June 30	As at December 31
(In millions of dollars)	2026	2025

Receivables securitization program	1,600	2,000
US commercial paper program (net of the discount on issuance)	637	—
Non-revolving credit facility borrowings (net of the discount on issuance)	—	2,000

Total short-term borrowings	2,237	4,000

The tables below summarize the activity relating to our short-term borrowings for the three and six months ended June 30, 2026 and 2025.

		Three months ended June 30, 2026			Six months ended June 30, 2026
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			250			650
Repayment of receivables securitization			(250)			(1,050)
Net repayment of receivables securitization			—			(400)

Proceeds received from US commercial paper	1,235	1.379	1,703	2,089	1.377	2,876
Repayment of US commercial paper	(1,116)	1.382	(1,542)	(1,647)	1.376	(2,267)
Net proceeds received from US commercial paper			161			609

Repayment of non-revolving credit facilities (Cdn$)			—			(2,000)
Total repayment of non-revolving credit facilities			—			(2,000)

Net proceeds received from (repayment of) short-term borrowings			161			(1,791)

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			—
Net repayment of receivables securitization			—			(400)

Proceeds received from US commercial paper	—	—	—	299	1.435	429
Repayment of US commercial paper	—	—	—	(616)	1.430	(881)
Net repayment of US commercial paper			—			(452)

Proceeds received from non-revolving credit facilities (US$) [1]	—	—	—	1,045	1.433	1,497
Repayment of non-revolving credit facilities (US$) [1]	(349)	1.384	(483)	(1,397)	1.418	(1,981)
Net repayment of non-revolving credit facilities			(483)			(484)

Net repayment of short-term borrowings			(483)			(1,336)
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	19	Second Quarter 2026

Receivables Securitization Program
Below is a summary of our receivables securitization program as at June 30, 2026 and December 31, 2025.

	As at June 30	As at December 31
(In millions of dollars)	2026	2025

Receivables sold to buyer as security	3,494	3,251
Short-term borrowings from buyer	(1,600)	(2,000)

Overcollateralization	1,894	1,251

Below is a summary of the activity related to our receivables securitization program for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Receivables securitization program, beginning of period	1,600	1,600	2,000	2,000
Net repayment of receivables securitization	—	—	(400)	(400)

Receivables securitization program, end of period	1,600	1,600	1,600	1,600

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and six months ended June 30, 2026 and 2025.

		Three months ended June 30, 2026			Six months ended June 30, 2026
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	325	1.394	453	—	—	—
Net proceeds received from US commercial paper	119	1.353	161	442	1.378	609
Discounts on issuance [1]	5	n/m	7	7	n/m	10
Loss on foreign exchange [1]			16			18

US commercial paper program, end of period	449	1.419	637	449	1.419	637
n/m - not meaningful
1 Included in finance costs.

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	—	—	—	314	1.439	452
Net repayment of US commercial paper	—	—	—	(317)	1.426	(452)
Discounts on issuance [1]	—	—	—	3	n/m	4
Gain on foreign exchange [1]			—			(4)

US commercial paper program, end of period	—	—	—	—	—	—
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Rogers Communications Inc.	20	Second Quarter 2026

Non-Revolving Credit Facilities
Below is a summary of the activity relating to our non-revolving credit facilities for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Non-revolving credit facility, beginning of period	—	502	2,000	507
Net repayment of non-revolving credit facility	—	(483)	(2,000)	(484)
Gain on foreign exchange [1]	—	(19)	—	(23)

Non-revolving credit facility, end of period	—	—	—	—
1 Included in finance costs.

Concurrent with our US dollar-denominated borrowings under our credit facilities in 2025, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings (see note 11).

Rogers Communications Inc.	21	Second Quarter 2026

NOTE 15: LONG-TERM DEBT

				Principal amount	Interest rate	As at June 30	As at December 31
(In millions of dollars, except interest rates)	Par call date	Due date				2026	2025

Bank credit facilities (Cdn$ portion)					Floating	300	415
Canada Infrastructure Bank credit facility		2052			1.000%	134	134
Senior notes	n/a	Sep 2026		500	5.650%	500	500
Senior notes	Aug 2026	Nov 2026	US	500	2.900%	710	686
Senior notes [1]	Dec 2026	Mar 2027		300	3.800%	300	300
Senior notes	Jan 2027	Mar 2027		1,500	3.650%	1,500	1,500
Senior notes	Feb 2027	Mar 2027	US	1,300	3.200%	1,845	1,784
Senior notes	Aug 2028	Sep 2028		1,000	5.700%	1,000	1,000
Senior notes [1]	Aug 2028	Nov 2028		500	4.400%	500	500
Senior notes	Jan 2029	Feb 2029	US	1,250	5.000%	1,775	1,716
Senior notes	Feb 2029	Apr 2029		1,000	3.750%	1,000	1,000
Senior notes	Feb 2029	May 2029		700	3.250%	700	700
Senior notes [1]	Sep 2029	Dec 2029		159	3.300%	159	159
Senior notes	Jul 2030	Sep 2030		500	5.800%	500	500
Senior notes [1]	Sep 2030	Dec 2030		210	2.900%	210	210
Senior notes	Dec 2031	Mar 2032	US	2,000	3.800%	2,839	2,745
Senior notes	Jan 2032	Apr 2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	n/a	May 2032	US	200	8.750%	284	275
Senior notes	Jun 2033	Sep 2033		1,000	5.900%	1,000	1,000
Senior notes	Nov 2033	Feb 2034	US	1,250	5.300%	1,775	1,716
Senior notes	n/a	Aug 2038	US	350	7.500%	497	480
Senior notes	n/a	Nov 2039		500	6.680%	500	500
Senior notes [1]	n/a	Nov 2039		1,450	6.750%	1,450	1,450
Senior notes	Feb 2040	Aug 2040		800	6.110%	800	800
Senior notes	Sep 2040	Mar 2041		400	6.560%	400	400
Senior notes	Sep 2041	Mar 2042	US	750	4.500%	1,065	1,029
Senior notes	Sep 2042	Mar 2043	US	382	4.500%	541	524
Senior notes	Apr 2043	Oct 2043	US	650	5.450%	923	892
Senior notes	Sep 2043	Mar 2044	US	752	5.000%	1,068	1,032
Senior notes	Aug 2047	Feb 2048	US	506	4.300%	718	694
Senior notes	Nov 2048	May 2049	US	630	4.350%	894	865
Senior notes	May 2049	Nov 2049	US	541	3.700%	768	743
Senior notes [1]	Jun 2049	Dec 2049		26	4.250%	26	26
Senior notes	Sep 2051	Mar 2052	US	2,000	4.550%	2,839	2,745
Senior notes	Oct 2051	Apr 2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	Feb 2030	Apr 2055	US	1,100	7.000%	1,562	1,510
Subordinated notes [3]	Feb 2035	Apr 2055	US	1,000	7.125%	1,420	1,373
Subordinated notes [3]	Feb 2030	Apr 2055		1,000	5.625%	1,000	1,000
Subordinated notes [3]	Jul 2031	Jul 2056	US	750	6.875%	1,065	—
Subordinated notes [3]	Jul 2031	Jul 2056		1,250	6.250%	1,250	—
Subordinated notes [3]	Dec 2026	Dec 2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	Mar 2027	Mar 2082	US	750	5.250%	1,065	1,029
						40,882	37,932
Deferred transaction costs and discounts						(758)	(795)
Deferred government grant liability						(78)	(79)
Less current portion						(4,855)	(1,186)

Total long-term debt						35,191	35,872
1    Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at June 30, 2026 and December 31, 2025.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at June 30, 2026 and December 31, 2025.
3    The subordinated notes can be redeemed at par on the noted par call date or on any subsequent interest payment date.

Rogers Communications Inc.	22	Second Quarter 2026

The tables below summarize the activity relating to our long-term debt for the three and six months ended June 30, 2026 and 2025.

		Three months ended June 30, 2026			Six months ended June 30, 2026
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			50			50
Credit facility repayments (Cdn$)			(50)			(165)

Net repayments under credit facilities			—			(115)

Subordinated note issuances (Cdn$)			—			1,250
Subordinated note issuances (US$)	—	—	—	750	1.379	1,034
Total issuances of subordinated notes			—			2,284

Net issuance of long-term debt			—			2,169

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			34			62
Total credit facility borrowings			34			62

Term loan facility net borrowings (US$) [1]	—	—	—	1	n/m	6
Term loan facility net repayments (US$) [1]	(697)	1.380	(962)	(697)	1.380	(962)
Net repayments under term loan facility			(962)			(956)

Senior note repayments (Cdn$)			(1,250)			(1,250)
Senior note repayments (US$)	—	—	—	(1,000)	1.439	(1,439)
Total senior notes repayments			(1,250)			(2,689)

Net repayment of senior notes			(1,250)			(2,689)

Subordinated note issuances (Cdn$)			—			1,000
Subordinated note issuances (US$)	—	—	—	2,100	1.432	3,007
Total issuances of subordinated notes			—			4,007

Net (repayment) issuance of long-term debt			(2,178)			424
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Long-term debt, beginning of period	39,547	44,452	37,058	41,896
Net (repayment) issuance of long-term debt	—	(2,178)	2,169	424
Decrease (increase) in government grant liability related to Canada Infrastructure Bank facility	1	(21)	1	(38)
Loss (gain) on foreign exchange	466	(1,384)	781	(1,398)
Deferred transaction costs derecognized (incurred)	2	(49)	(24)	(100)
Amortization of deferred transaction costs	30	32	61	68

Long-term debt, end of period	40,046	40,852	40,046	40,852

During the three months ended June 30, 2025, we repaid the $1 billion outstanding under the April 2026 tranche of our $6 billion term loan and terminated the facility.

Rogers Communications Inc.	23	Second Quarter 2026

In July 2026, we amended the terms of our $4 billion revolving credit facility to, among other things, extend the maturity date of the $3 billion tranche to July 2031, from September 2030, and the $1 billion tranche to July 2029, from September 2028.

Subordinated Notes
Issuance of subordinated notes and related debt derivatives
Below is a summary of the subordinated notes we issued during the six months ended June 30, 2026 and 2025.

(In millions of dollars, except interest rates and discounts)					Issue price per $1,000 principal amount	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2026 issuances
March 27, 2026 (subordinated) [3]	US	750	2056	6.875%	1,000.00	1,034	13
March 27, 2026 (subordinated) [3]		1,250	2056	6.250%	1,000.00	1,250	13

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	1,000.00	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	1,000.00	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	999.83	1,000	11
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The subordinated notes due 2056 can be redeemed at par on July 31, 2031, or on any subsequent interest payment date. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2026
In March 2026, we issued two tranches of subordinated notes, consisting of:
•US$750 million due 2056 with an initial coupon of 6.875% for the first five years; and
•$1.25 billion due 2056 with an initial coupon of 6.250% for the first five years.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $2.3 billion from the issuance, and we used the proceeds to repay debt.

The US$750 million and the Cdn$1.25 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

Repayment of senior notes and related derivative settlements
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives.

In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	24	Second Quarter 2026

Consent solicitation
In 2025, in connection with the network transaction, we received the requisite consent from the holders of our outstanding senior notes for certain proposed clarifying amendments to the indentures governing those securities, and paid an aggregate of approximately $30 million to the consenting holders for their consents concurrently with the closing of the network transaction plus approximately $18 million of other directly attributable transaction costs. These costs are being amortized into finance costs over the remaining terms of the underlying notes using the effective interest method.

NOTE 16: LEASES

Below is a summary of the activity related to our lease liabilities for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Lease liabilities, beginning of period	3,203	2,798	3,118	2,778
Net additions	346	281	581	431
Interest on lease liabilities	41	36	80	72
Interest payments on lease liabilities	(34)	(28)	(67)	(61)
Principal payments of lease liabilities	(141)	(134)	(297)	(267)

Lease liabilities, end of period	3,415	2,953	3,415	2,953

NOTE 17: EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2026 and 2025.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 28, 2026	March 10, 2026	April 2, 2026	0.50	270	—	270	—
April 21, 2026	June 9, 2026	July 6, 2026	0.50	270	—	270	—

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	—	270	—
October 22, 2025	December 8, 2025	January 2, 2026	0.50	270	—	270	—
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan (DRIP).

On July 21, 2026, the Board declared a quarterly dividend of $0.50 per Class A Share and Class B Non-Voting Share, to be paid on October 2, 2026, to shareholders of record on September 8, 2026.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Dividends to Non-Controlling Interests
Below is a summary of dividends we declared and paid to non-controlling interests in 2026.

Declaration and payment date	Distributions paid (in millions of dollars)

February 2026	116
May 2026	117

In addition to the payment declared at the May 2026 BNSI board of directors meeting, a dividend of $116 million to be paid in August 2026 has been accrued.

Rogers Communications Inc.	25	Second Quarter 2026

NOTE 18: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Stock options	(27)	6	(17)	(3)
Restricted share units	7	18	28	21
Deferred share units	(5)	4	(1)	2
Equity derivative effect, net of interest receipt	47	(1)	37	23

Total stock-based compensation expense	22	27	47	43
As at June 30, 2026, we had a total liability recognized at its fair value of $146 million (December 31, 2025 - $189 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and six months ended June 30, 2026, we paid $6 million and $49 million (2025 - $9 million and $35 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
The tables below summarize the activity related to stock option plans, including performance options, for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30, 2026		Six months ended June 30, 2026
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	11,944,894	$58.60	11,766,094	$58.58
Granted	—	—	340,932	$53.94
Exercised	—	—	(162,132)	$47.41
Forfeited	(50,792)	$60.60	(50,792)	$60.60

Outstanding, end of period	11,894,102	$58.59	11,894,102	$58.59

Exercisable, end of period	8,578,441	$62.64	8,578,441	$62.64

	Three months ended June 30, 2025		Six months ended June 30, 2025
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	12,204,957	$58.80	9,707,847	$63.89
Granted	—	—	2,687,103	$40.37
Forfeited	—	—	(189,993)	$58.26

Outstanding, end of period	12,204,957	$58.80	12,204,957	$58.80

Exercisable, end of period	7,761,043	$64.14	7,761,043	$64.14

We did not grant any performance options during the three and six months ended June 30, 2026 or 2025.

Unrecognized stock-based compensation expense related to stock option plans was $6 million as at June 30, 2026 (December 31, 2025 - $12 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Rogers Communications Inc.	26	Second Quarter 2026

Restricted Share Units
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30		Six months ended June 30
(In number of units)	2026	2025	2026	2025

Outstanding, beginning of period	3,987,160	3,612,051	3,329,552	2,448,224
Granted and reinvested dividends	78,189	104,961	1,559,376	1,866,207
Exercised	(97,819)	(231,797)	(872,650)	(772,477)
Forfeited	(135,044)	(114,493)	(183,792)	(171,232)

Outstanding, end of period	3,832,486	3,370,722	3,832,486	3,370,722

Included in the above table are grants of 9,750 and 483,176 performance RSUs to certain key employees during the three and six months ended June 30, 2026 (2025 - 12,419 and 303,486), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $71 million as at June 30, 2026 (December 31, 2025 - $54 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Deferred Share Unit Plan
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30		Six months ended June 30
(In number of units)	2026	2025	2026	2025

Outstanding, beginning of period	1,069,204	1,043,879	983,782	908,678
Granted and reinvested dividends	9,992	13,832	98,451	220,089
Exercised	(22,403)	(23,633)	(25,425)	(94,404)
Forfeited	(26,217)	—	(26,232)	(285)

Outstanding, end of period	1,030,576	1,034,078	1,030,576	1,034,078

Included in the above table are grants of 1,100 and 2,235 performance DSUs to certain key executives during the three and six months ended June 30, 2026 (2025 - 1,490 and 2,759).

Unrecognized stock-based compensation expense related to granted DSUs was $8 million as at June 30, 2026 (December 31, 2025 - $10 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs granted are fully vested.

NOTE 19: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and six months ended June 30, 2026 and 2025 were less than $1 million.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and six months ended June 30, 2026 and 2025.

We have also entered into certain transactions with the Shaw Family Group. Total transactions with the Shaw Family Group during the three and six months ended June 30, 2026 and 2025 were less than $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million and $6 million of which was paid during the three and six months ended June 30, 2026, respectively. The remaining liability of $79 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

Rogers Communications Inc.	27	Second Quarter 2026

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

NOTE 20: SUBSEQUENT EVENT

Agreement to Acquire Remaining MLSE Interest
On July 6, 2026, we announced we had entered into an agreement to acquire the remaining 25% ownership interest in MLSE from Kilmer Sports Inc. for $4.35 billion in cash. Upon completion of this transaction, we will own 100% of MLSE. This transaction is subject to league approvals. As a result of this agreement, we have recognized a $1,034 million non-cash loss related to the change in the fair value of the MLSE put liability, from $3.3 billion to $4.35 billion as at June 30, 2026.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, including Scotiabank Arena. MLSE also holds interests in certain entities that are complementary to its sports and events businesses.

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Accounts receivable, excluding financing receivables	(96)	(248)	249	(35)
Financing receivables	144	106	244	198
Contract assets	(6)	4	(3)	12
Inventories	(92)	13	(3)	92
Other current assets	87	98	(77)	(83)
Accounts payable and accrued liabilities	(80)	163	(496)	(190)
Contract and other liabilities	(117)	(164)	(233)	(105)

Total change in net operating assets and liabilities	(160)	(28)	(319)	(111)

Capital Expenditures

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Capital expenditures before proceeds on disposition	831	885	1,641	1,864
Proceeds on disposition	(136)	(54)	(138)	(55)

Capital expenditures	695	831	1,503	1,809

During the three months ended June 30, 2026, we sold certain wireless and wireline network assets for $136 million (2025 - $47 million). In connection with the sale, we recognized a gain of $30 million.

Rogers Communications Inc.	28	Second Quarter 2026